UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

As previously announced, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into (i) a securities purchase agreement dated February 11, 2026 (the “Reg D Purchase Agreement”) for an offering of the Company’s Series B Convertible Preferred Shares (the “Preferred Shares”) in a private placement (the “Reg D Private Placement”)pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) a securities purchase agreement dated February 11, 2026 (the “Reg S Purchase Agreement”) for an offering of the Preferred Shares in a private placement pursuant to Regulation S under the Securities Act (the “Reg S Private Placement” and together with the Reg D Private Placement, the “Private Placements”), in each case, for the purchase and sale of the Preferred Shares.

The Private Placements closed on February 13, 2026 at which the Company issued 6,322 of the Preferred Shares. The purchase price for each Preferred Share was $5,000. Each Preferred Share is convertible into Class A ordinary shares (the “Conversion Shares”) with a conversion price of $2.40 per share, subject to certain anti-dilution adjustments that are described in the Company’s Fourth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”) that are subject to a floor of $1.50 per share and other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions as described in the Memorandum and Articles.

The gross proceeds of the Private Placement were approximately $31,590,000, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for general working capital and other general corporate purposes.

In connection with the Private Placements, the Company also entered into a Placement Agency Agreement, dated February 10, 2026 (the “Placement Agency Agreement”), with Dominari Securities LLC (“Dominari”) and an Introducer Agreement, dated February 10,2026 (the “Introducer Agreement”) Ocean Wall Ltd. (“Ocean Wall”, and collectively with Dominari, the “Placement Agents” and each a “Placement Agent”). As compensation for their services, the Company paid the Placement Agents an aggregate cash fee equal to eight percent (8.0%) of the aggregate gross proceeds of the Private Placements and non-callable warrants (the “Placement Agent Warrants”) exercisable for a number of the Company’s Class A Ordinary Shares equal to six percent (6%) of the Class A Ordinary Shares underlying the Preferred Shares on the closing date. The Placement Agent Warrants have an exercise price of $2.40 per share, subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions.

On February 13, 2026, the Company also entered into Registration Rights Agreements (the “Registration Rights Agreements”) with the Purchasers and the Placement Agents, pursuant to which the Company has agreed to file a registration statement on Form F-1 (or other suitable form) with the U.S. Securities and Exchange Commission (the “SEC”) within sixty (60) business days after the later of (i) the closing date or (ii) escrow release date (as defined in the Securities Purchase Agreements) for the resale of the Conversion Shares and the shares underlying the Placement Agent Warrants.

On February 13, 2026, in connection with the closing of the Private Placements, each officer and director of the Company entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which they agreed not to sell, transfer or otherwise dispose of any their Class A Ordinary Shares (or any securities convertible into, exercisable for, or exchangeable for Class A Ordinary Shares for a period of one hundred eighty (180) days following the later of the closing date or effective date of the Registration Statement filed pursuant to the Registration Rights Agreement.

The securities issued and sold by the Company in the Private Placement, including the underlying Class A Ordinary Shares, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The foregoing summaries of the Memorandum and Articles, the Placement Agenet Warrants, the Reg D Purchase Agreements, the Deg S Purchase Agreement, the Registration Rights Agreements, the Introducer Agreement and the Placement Agency Agreement, do not purport to be complete and are subject to, and qualified in its entirety by, the Form of Exchange Agreement, attached as Exhibits 3.1, 4.1, 10.1, 10.2, 10.3, 10.4 and 10.5, to this Report on Form 6-K, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association
4.1	Form of Placement Agent Warrant
10.1	Regulation D Securities Purchase Agreement
10.2	Regulation S Securities Purchase Agreement
10.3	Registration Rights Agreement
10.4	Introducer Agreement
10.5	Placement Agency Agreement
99.1	Press Release dated February 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: February 13, 2026	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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